Exhibit 1

23 April 2015

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 23 April 2015 it purchased 400,000 of its ordinary shares at a price of 1572.8453 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 17,399,483 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,308,349,828 (excluding shares to be held in treasury).